Diamond Offshore Drilling, Inc.

15415 Katy Freeway, Suite 100

Houston, Texas 77094

February 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diamond Offshore Drilling, Inc.

Withdrawal of Registration Statement on Form S-4

Filed March 18, 1997

File No. 333-23547

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Diamond Offshore Drilling, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-23547), together with all exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission on March 18, 1997, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the transactions described therein, and hereby confirms that no securities registered under the Registration Statement have been issued or sold. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

If you have any questions or comments concerning this matter, please contact the Company’s counsel, Shelton M. Vaughan of Duane Morris LLP, at (713) 402-3906.

Very truly yours,

/s/ David L. Roland

David L. Roland
Senior Vice President, General Counsel and Secretary

cc:	Shelton M. Vaughan, Esq., Duane Morris LLP